EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO PARTNERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

        [______ __, 200_]

Dear Partner:

Hatteras Multi-Strategy TEI Institutional Fund, L.P. (the “Fund”) has received and accepted for purchase your tender of all or some of your limited partnership units in the Fund (your “Units”).

Because you have tendered and the Fund has purchased all or some of your Units, you have been issued a note (the “Note”) entitling you to receive an initial payment in an amount equal to at least 95% (100% if you tendered less than all your Units) of the value of the purchased Units based on the unaudited net asset value of the Fund as of September 30, 2009, in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than December 29, 2009, unless the repurchase date of the units in the Fund has changed; provided that, if you tendered only a portion of your Units, and the remaining portion of your Units would be less than the required minimum account balance of $100,000, the Fund’s General Partner reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Units, in accordance with the terms of the tender offer.  The Note will be held by UMB Fund Services, Inc. on your behalf.  Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

If you tendered your entire account, the terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2010.

If you are tendering only a portion of your account, you remain a Partner of the Fund with respect to the portion of the Units that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (800) 504-9070.

Sincerely,

Hatteras Multi-Strategy TEI Institutional Fund, L.P.

        [______ __, 200_]

Dear Partner:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your units in Hatteras Multi-Strategy TEI Institutional Fund, L.P. (the “Fund”).

Because you have tendered and the Fund has purchased all or some of your units in the Fund, you have been paid an amount equal to at least 95% (100% if you tendered less than your entire account) of the value of the purchased units in the Fund based on the unaudited net asset value of the Fund as of September 30, 2009, in accordance with the terms of the tender offer.  A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer.  We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2010.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (800) 504-9070.

Sincerely,

Hatteras Multi-Strategy TEI Institutional Fund, L.P.

Enclosure